UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FORESTAR GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346232 101

(CUSIP Number)

Thomas B. Montano, D.R. Horton, Inc., 1341 Horton Circle Arlington, Texas 76011 (817) 390-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 346232 101

(1)	Names Of Reporting Persons. D.R. Horton, Inc.
(2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 31,451,063
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,451,063
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,451,063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 75.0%*
(14)	Type of Reporting Person (See Instructions) CO

* Calculated in accordance with Rule 13d-3(d)(1), based on 41,938,936 shares of the Issuer’s common stock outstanding as of October 5, 2017.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 6300 Bee Cave Road, Building Two, Suite 500, Austin, Texas 78746.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by D.R. Horton, Inc., a Delaware corporation (“D.R. Horton”).

(b) The business address of D.R. Horton is 1341 Horton Circle, Arlington, Texas 76011.

(c) The principal business of D.R. Horton is to construct and sell homes.

(d)-(e) During the last five years, D.R. Horton has not (i) been convicted of a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship: Delaware

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling D.R. Horton (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. None of the Listed Persons have any beneficial interest in any Common Stock. To D.R. Horton’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock currently beneficially owned by D.R. Horton was acquired in exchange for the payment by D.R. Horton, pursuant to the terms of the Merger Agreement described in Item 6 below, of cash in the amount of $558,256,373 (the “Cash Merger Consideration”). D.R. Horton funded the payment of the Cash Merger Consideration with cash on hand.

Item 4. Purpose of Transaction

The information provided in response to Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The purpose of the Merger, in which D.R. Horton acquired Common Stock, was for D.R. Horton to obtain a controlling interest in the Issuer. D.R. Horton intends to participate in and influence the affairs of the Issuer through exercise of its right to appoint directors to the Issuer’s board of directors (the “Board”) (pursuant to the Stockholder’s Agreement described below) and through its voting rights with respect to all of the shares of Common Stock it holds.

D.R. Horton, as an investor in the Issuer, intends to review its investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the Board or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, shared service agreements, collaborations, joint ventures and other business arrangements between or involving D.R. Horton and the Issuer. Any action or actions D.R. Horton might undertake in respect of the Common Stock will be dependent upon its review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, D.R. Horton specifically reserves the right to change its intentions with respect to any or all of such matters.

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of D.R. Horton pursuant to the terms of the Merger Agreement, the Stockholder’s Agreement, the Master Supply Agreement, and the other matters described therein, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information provided in response to Items 2, 3, 4 and 6 hereof is hereby incorporated by reference into this Item 5. D.R. Horton beneficially owns 31,451,063 shares of Common Stock, which represents approximately 75.0% of the shares of Common Stock outstanding immediately following the closing of the transactions contemplated by the Merger Agreement.

(c) Except as described in this Schedule 13D, neither D.R. Horton nor, to D.R. Horton’s knowledge, the Listed Persons, has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) D.R. Horton has the right to receive distributions from, and the proceeds from the sale of, the Common Stock reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by D.R. Horton to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by D.R. Horton.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Merger Agreement

On October 5, 2017, pursuant to the terms of the Merger Agreement, dated June 29, 2017, among D.R. Horton, the Issuer, and Force Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of D.R. Horton (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. At the effective time of the Merger (the “Effective Time”), each share of the Issuer’s common stock outstanding immediately prior to the Effective Time (the “Predecessor Common Stock”) was converted into the right to receive, either

(i)	an amount in cash per share of Predecessor Common Stock equal to $17.75 (the “Cash Consideration”); or

(ii)	one share of Common Stock of the Issuer,

in each case at the election of the holder of such share of Predecessor Common Stock, subject to proration procedures applicable to oversubscription and undersubscription for Cash Consideration by stockholders. The aggregate amount of Cash Consideration was equal to $558,256,373.

At the Effective Time, each award made or otherwise denominated in shares of Predecessor Common Stock (an “Equity Award”) that was outstanding immediately prior to the Effective Time under the Issuer’s benefit plans was cancelled and of no further force or effect as of the Effective Time. In exchange for the cancellation of such Equity Award, the holder of such Equity Award received from the Issuer the Cash Consideration for each share of Predecessor Common Stock underlying such Equity Award (plus payment of cash of all accrued dividend equivalents, if any, with respect to such Equity Awards and, in the case of Equity Awards that were stock options or stock appreciation rights, less the aggregate exercise or strike price thereunder, but not less than $0), whether or not otherwise vested as of the Effective Time. With respect to any Issuer market-leveraged stock units, the number of shares of Predecessor Common Stock subject to such Equity Awards was determined pursuant to the terms set forth in the applicable award agreements and based on a per share value equal to $17.75 plus reinvested dividends, if any.

Immediately following the Merger, D.R. Horton held shares of Common Stock representing 75.0% of the outstanding shares of Common Stock and the former holders of the Predecessor Stock held, collectively, shares of Common Stock collectively representing 25.0% of the outstanding shares of Common Stock.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was filed by the Issuer with the Securities and Exchange Commission on June 29, 2017 as Exhibit 10.1 to the Issuer’s 8-K, and is incorporated herein by reference.

Stockholder’s Agreement

In connection with to the Merger Agreement, D.R. Horton and the Issuer entered into a Stockholder’s Agreement, dated as of June 29, 2017 (the “Stockholder’s Agreement”), the terms of which became effective as of the Effective Time. Under the terms of the Stockholder’s Agreement, as of immediately following the Effective Time, and during the Lock-Up Period (as defined below), the Issuer’s board of directors (the “Board”) will consist of five directors, comprised of four individuals designated by D.R. Horton (including the Executive Chairman of the Issuer and at least two independent directors) and one individual, M. Ashton Hudson, who was a member of the Board prior to the Effective Time and was designated by mutual agreement of D.R. Horton and the Issuer (such director or his replacement, the “Legacy Director”). Following the Effective Time, at all times when D.R. Horton and its affiliates beneficially own 20% or more of the voting securities of the Issuer, the Board will have five directors unless otherwise agreed in writing between the Issuer (as approved by a majority of the independent directors on the Board) and D.R. Horton, and D.R. Horton will have the right to designate a number of directors equal to the percentage of the voting securities of the Issuer beneficially owned by D.R. Horton and its affiliates multiplied by the total number of directors that the Issuer would have if there were no vacancies, rounded up to the nearest whole number (and in any event not less than one). D.R. Horton and the Issuer have also each agreed to use their reasonable best efforts to cause at least three of the directors to be considered “independent” under the rules of the SEC and under applicable listing standards.

In addition, at all times when D.R. Horton and its affiliates beneficially own 20% or more of the voting securities of the Issuer, no committee of the Board shall have more than three members unless otherwise agreed in writing between the Issuer (as approved by a majority of the independent directors) and D.R. Horton, and each committee of the Board shall include in its membership (i) a number of D.R. Horton designees equal to the percentage of the voting securities of the Issuer beneficially owned by D.R. Horton and its affiliates multiplied by the total number of members that such committee would have if there were no vacancies on such committee, rounded up to the nearest whole number (and in any event not less than one) and (ii) at least one member not designated by D.R. Horton. In addition, at all times when D.R. Horton and its affiliates beneficially own 20% or more of the voting securities of the Issuer, the Board shall maintain a Nominating and Governance Committee, and the Legacy Director shall be a member of the Nominating and Governance committee for so long as the Legacy Director serves on the Board. During the Lock-Up Period, the Nominating and Governance Committee shall have three members, including the Legacy Director (as long as the Legacy Director is then on the Board) and at least one additional independent director.

The Issuer has also agreed to establish and maintain an investment committee (which will not be considered a committee of the Board) (the “Investment Committee”), the members of which shall be officers or employees of the Issuer who are (A) experienced professionals in the land acquisition and development business or (B) the Issuer’s chief executive officer, chief financial officer, general counsel or president of community development (or any person serving in an equivalent role). The Executive Chairman of the Issuer will be a member of the Investment Committee at all times. The other members of the Investment Committee will be appointed by the Nominating and Governance Committee. The Investment Committee will be vested with sole responsibility over investment decisions of the Issuer involving capital expenditures of $20,000,000 or less (each, an “Investment Committee Approval Transaction”). All decisions of the Investment Committee will require the approval of a majority of the members of the Investment Committee. Any investment decision that does not involve an Investment Committee Approval Transaction will be subject to approval by the Board.

For so long as D.R. Horton and its affiliates beneficially own 35% or more of the voting securities of the Issuer, the Issuer and its subsidiaries may not take any of the following actions without the prior written consent of D.R. Horton: (i) declare or make any extraordinary or in-kind dividend other than a dividend on a pro rata basis; (ii) issue any new class of equity or voting securities; (iii) issue equity or equity-linked securities or voting securities (A) in the case of securities issued as employee compensation, constituting 1% or more of the then outstanding shares of Common Stock in any calendar year or (B) in any case, constituting 10% or more of the then-outstanding number of shares of Common Stock; (iv) incur indebtedness above certain levels; (v) select, terminate or remove certain key officers or change their compensation arrangements; (vi) make or approve any fundamental change in the Issuer’s business of developing residential and mixed-use real estate; (vii) acquire assets or enter into mergers or similar acquisitions involving capital expenditures in excess of $20,000,000; (viii) effect or approve any voluntary liquidation, dissolution or winding-up or certain events of bankruptcy or insolvency; (ix) enter into any strategic alliance or commercial agreement of a nature similar to the Master Supply Agreement (as defined below) with a person other than D.R. Horton; or (x) effect any election of a settlement of the Issuer’s 3.75% Convertible Senior Notes due 2020 in connection with an election to convert the notes by a holder thereof.

The foregoing summary of the Stockholder’s Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholder’s Agreement, which was filed by the Issuer with the Securities and Exchange Commission on June 29, 2017 as Exhibit 10.1 to the Issuer’s 8-K, and is incorporated herein by reference.

Master Supply Agreement

In connection with the Merger Agreement, D.R. Horton and Forestar entered into a Master Supply Agreement, dated as of June 29, 2017 (the “Master Supply Agreement”). The terms of the Master Supply Agreement became effective as of the Effective Time, and unless earlier terminated, continue until the earlier of (a) the date that D.R. Horton and its affiliates beneficially own less than 15% of the voting securities of the Issuer and (b) June 29, 2037.

Under the Master Supply Agreement, the Issuer will present to D.R. Horton all lot development opportunities (subject to certain exceptions) that the Issuer desires to acquire and develop that have been approved or conditionally approved by the Investment Committee (a “Forestar Sourced Opportunity”); and D.R. Horton will have the right, but not the obligation, to present the Issuer with lot development opportunities that D.R. Horton desires to acquire for development (if presented to the Issuer, a “D.R. Horton Sourced Opportunity”).

The following opportunities are excluded from Forestar Sourced Opportunities: (a) any opportunities, developments or ventures owned, under contract, the subject of a letter of intent or otherwise being pursued, by the Issuer, as of the Effective Time, or (b) any opportunities presented to the Issuer by a third-party builder.

D.R. Horton and the Issuer will collaborate regarding all Forestar Sourced Opportunities and all D.R. Horton Sourced Opportunities, after considering current and future market conditions and dynamics. If the parties agree to pursue a Forestar Sourced Opportunity or a D.R. Horton Sourced Opportunity, such agreement will be evidenced by a mutually agreed upon written development plan prepared at the direction of the Investment Committee (a “Development Plan”), addressing, among other things, the number, size, layout and projected price of lots, phasing, timing, amenities and entitlements, and are referred to as either a “Forestar Sourced Development” or a “D.R. Horton Sourced Development”, as the case may be.

D.R. Horton or its affiliates will have (a) a right of first offer (“ROFO”) to buy up to 50% of the lots in the first phase (and in any subsequent phase in which D.R. Horton purchased at least 25% of the lots in the previous phase) in each Forestar Sourced Development; and (b) the right to purchase up to 100% of the lots in each D.R. Horton Sourced Development, at the then current fair market price and terms per lot, as mutually agreed to by D.R. Horton and the Issuer. All lots in a Forestar Sourced Development in which a D.R. Horton affiliate participates as a buyer will be equitably allocated among D.R. Horton and any other builders in each phase taking into consideration the location, size and other attributes associated with the lots. The agreement evidencing the ROFO for the lots in the Forestar Sourced Development (the “ROFO Agreement”), and the purchase and sale agreement for the lots in the D.R. Horton Sourced Development (the “PSA”), will be negotiated, finalized and executed as a part of the Development Plan, and in all events the Development Plan will be finalized, and the ROFO Agreement will be negotiated, finalized and executed, prior to the expiration of the feasibility period in any contract to acquire a Forestar Sourced Development. D.R. Horton will assign to the Issuer on an “as-is”, “where-is basis” the contract to acquire a D.R. Horton Sourced Development after the finalization of the Development Plan and PSA for such D.R. Horton Sourced Development.

The Issuer, at its sole cost and expense, will perform and direct, through its employees, agents and contractors, all functions relative to diligence, entitlement, financing, planning, design and construction of all on-site and off-site improvements required for any development.

In addition to termination for breach or mutual agreement of the parties, the Issuer may terminate the Master Supply Agreement at any time that D.R. Horton and its affiliates beneficially own less than 25% of the voting securities of the Issuer.

The foregoing summary of the Master Supply Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Master Supply Agreement, which was filed by the Issuer with the Securities and Exchange Commission on June 29, 2017 as Exhibit 10.2 to the Issuer’s 8-K, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1         Agreement and Plan of Merger, dated as of June 29, 2017, by and among Forestar Group Inc., D.R. Horton, Inc. and Force Merger Sub, Inc. (filed by the Issuer with the Securities and Exchange Commission on June 29, 2017, as Exhibit 2.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 1 to this Schedule 13D).

Exhibit 2         Stockholder’s Agreement, dated as of June 29, 2017, by and between Forestar Group Inc. and D.R. Horton, Inc. (filed by the Issuer with the Securities and Exchange Commission on June 29, 2017, as Exhibit 10.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 2 to this Schedule 13D).

Exhibit 3         Master Supply Agreement, dated as of June 29, 2017, by and between Forestar Group Inc. and D.R. Horton, Inc. (filed by the Issuer with the Securities and Exchange Commission on December 22, 2014, as Exhibit 10.5 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 3 to this Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2017

D.R. HORTON, INC.

By:	/s/ Bill W. Wheat
Name: Bill W. Wheat
Title: Executive Vice President and Chief Financial Officer

SCHEDULE I

Executive Officers of D.R. Horton, Inc.

Donald R. Horton

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Director, Chairman of the Board

Citizenship: USA

David V. Auld

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Executive Officer

Citizenship: USA

Michael J. Murray

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Operating Officer

Citizenship: USA

Bill W. Wheat

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Financial Officer

Citizenship: USA

Board of Directors of D.R. Horton, Inc.

Donald R. Horton

(see above)

Barbara K. Allen

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Brad S. Anderson

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President of CBRE Group, Inc.

Citizenship: USA

Michael R. Buchanan

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Michael W. Hewatt

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Certified Public Accountant, Hewatt & Associates

Citizenship: USA